Exhibit 99.20

CONSENT OF F. GIRARD

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the Doyon Gold Mine; and

2.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Doyon Gold Mine and the properties described therein.

Date: March 31, 2008

/s/ Francois Girard
Name: Francois Girard
Title: Chief Engineer